

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2011

<u>Via E-mail</u>
Mr. Peter Oppenheimer
Senior Vice President and Chief Financial Officer
Apple, Inc.
1 Infinite Loop
Cupertino, California 95014

> **Re: Apple Inc.**
> **Form 10-K for the Fiscal Year Ended September 25, 2010**
> **Filed on October 27, 2010**
> **File No. 000-10030**

Dear Oppenheimer:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief